Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report
Collection Period Ended   30-Sep-2019

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Aug-2019	30-Sep-2019		
Determination Date	10-Oct-2019			
Record Date	11-Oct-2019			
Distribution Date	15-Oct-2019			
Interest Period of the Class A-1 Notes (from... to)	25-Sep-2019	15-Oct-2019	Actual/360 Days	20
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	25-Sep-2019	15-Oct-2019	30/360 Days	20

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	360,800,000.00	258,526,516.47	102,273,483.53	283.463092	0.716537
Class A-2A Notes	511,000,000.00	511,000,000.00	511,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	50,000,000.00	50,000,000.00	50,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	464,000,000.00	464,000,000.00	464,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	128,560,000.00	128,560,000.00	128,560,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,360,000.00**	**1,514,360,000.00**	**1,412,086,516.47**	**102,273,483.53**		
Overcollateralization	38,846,436.21	38,846,436.21	38,830,160.91			
Adjusted Pool Balance	1,553,206,436.21	1,553,206,436.21	1,450,916,677.38			
Yield Supplement Overcollateralization Amount	61,799,793.88	61,799,793.88	59,419,148.16			
Pool Balance	**1,615,006,230.09**	**1,615,006,230.09**	**1,510,335,825.54**			

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	102,273,483.53	283.463092
Class A-2A Notes	2.040000%	579,133.33	1.133333	579,133.33	1.133333
Class A-2B Notes	2.198380%	61,066.11	1.221322	61,066.11	1.221322
Class A-3 Notes	1.940000%	500,088.89	1.077778	500,088.89	1.077778
Class A-4 Notes	2.040000%	145,701.33	1.133333	145,701.33	1.133333
Total		**$1,285,989.66**		**$103,559,473.19**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	103,666,364.29	(1) Total Servicing Fee	2,691,677.05
Interest Collections	10,026,802.92	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	455,733.98	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	0.00	fees (max. $250,000 p.a.)	
Purchase Amounts	52,205.27	(3) Interest Distributable Amount Class A Notes	1,285,989.66
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	33,002.01	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**114,234,108.47**	(6) Regular Principal Distributable Amount	102,273,483.53
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**114,234,108.47**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	7,982,958.23
		Total Distribution	**114,234,108.47**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	2,691,677.05	2,691,677.05	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,285,989.66	1,285,989.66	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	579,133.33	579,133.33	0.00
thereof on Class A-2B Notes	61,066.11	61,066.11	0.00
thereof on Class A-3 Notes	500,088.89	500,088.89	0.00
thereof on Class A-4 Notes	145,701.33	145,701.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,285,989.66	1,285,989.66	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	102,273,483.53	102,273,483.53	0.00
Aggregate Principal Distributable Amount	102,273,483.53	102,273,483.53	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,180.86
minus Net Investment Earnings	1,180.86
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,180.86
Net Investment Earnings on the Collection Account	31,821.15
Investment Earnings for the Collection Period	33,002.01

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $361M (22.3%), Class A-2A Notes $511M (31.6%), Class A-2B Notes $50M (3.1%), Class A-3 Notes $464M (28.7%), Class A-4 Notes $129M (7.9%), Certificates $103M (6.4%), Total $1,617M (100.0%). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $80,864,222.20, according to Regulation RR.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	1,615,006,230.09	50,838
Principal Collections	65,648,423.86	
Principal Collections attributable to Full Pay-offs	38,017,940.43	
Principal Purchase Amounts	52,205.27	
Principal Gross Losses	951,834.99	
Pool Balance end of Collection Period	1,510,335,825.54	49,580
Pool Factor	93.52%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	3.71%
Weighted Average Number of Remaining Payments	52.01	50.00
Weighted Average Seasoning (months)	12.33	14.65

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,507,385,178.27	49,516	99.80%
31-60 Days Delinquent	2,418,560.19	54	0.16%
61-90 Days Delinquent	532,087.08	10	0.04%
91-120 Days Delinquent	0.00	0	- %
Total	1,510,335,825.54	49,580	100.00%

Delinquency Trigger	**2.302%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.035%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	951,834.99	28	951,834.99	28
Principal Net Liquidation Proceeds	455,044.22		455,044.22	
Principal Recoveries	-		-	
Principal Net Loss / (Gain)	496,790.77		496,790.77	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.381%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.381%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.031%
Average Net Loss / (Gain)	17,742.53

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not
considered a charge-off **on a defaulted loan**.